FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                March 15, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                  Form 40-F
                                      --                            --

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                                No  X
                               --                                 --

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.
                              ---------------       ---


                                                               Total Pages: 3
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             ANTITRUST WAITING PERIOD ENDS FOR ORATEC TENDER OFFER


LONDON, United Kingdom, March 13, 2002 - Smith & Nephew plc (London Stock Exchange:SN. NYSE: SNN), the global advanced medical devices group, today announced that the Hart-Scott-Rodino waiting period applicable to Smith & Nephew's tender offer for all outstanding shares of common stock of ORATEC Interventions, Inc. (NASDAQ: OTEC) has expired. The tender offer is being made pursuant to an agreement and plan of merger dated February 13, 2002. The tender offer will expire at 12:00 Midnight, New York City time, on Thursday, March 21, 2002, unless the offer is extended.

U.S. Bancorp Piper Jaffray is the dealer manager for the tender offer, American Stock Transfer & Trust Company is the depositary and Morrow & Co., Inc. is the information agent.


Enquiries:

Morrow & Co., Inc. Information Agents
-------------------------------------

Banks & Brokers:     In US            -      (800) 654-2468
                     Outside US       -      (212) 754-8000

Stockholders:        In US            -      (800) 607-0088
                     Outside US       -      (212) 754-8000

e-mail:              ORATEC.info@morrowco.com
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

About Smith & Nephew

Smith & Nephew plc, (London Stock Exchange: SN), (NYSE: SNN), is a global advanced medical devices company with a highly successful track record in developing, manufacturing and marketing a wide variety of innovative and technologically advanced tissue repair products. These products are primarily in the areas of bone, joints, skin and other soft tissue. Smith & Nephew have extensive marketing and distribution capabilities, with established sales in more than 90 countries. For further information, visit Smith & Nephew's Web site at www.smith-nephew.com.

Smith & Nephew Endoscopy (www.endoscopy1.com) is one of its major businesses, and is a world leader in the development and commercialization of endoscopic techniques. Within endoscopy, Smith & Nephew is the recognized world leader in arthroscopy (endoscopic procedures performed on articulating joints).